EXHIBIT 99.2

James Hardie Industries N.V. ARBN 097 829 895

Incorporated in The Netherlands with corporate seat in Amsterdam. The liability of members is limited.

All correspondence to: Computershare Investor Services Pty Limited GPO Box 7045 Sydney NSW 1115 Australia

Level 3, 60 Carrington Street Sydney NSW Australia

Telephone enquiries: within Australia 1300 855 080 outside Australia +613 9615 5970 Facsimile: within Australia (02) 8235 8220 outside Australia +612 8235 8220

Direction Form

CUFS holders should complete this form as shareholders would ordinarily complete a proxy form or complete electronic copy of Direction Form (please see page 4, Option A 2 of Notice of Meetings).

I/We being a holder/holders of CUFS in James Hardie Industries N.V. (the Company), direct CHESS Depository Nominees Pty Limited (CDN) to vote all the shares in the Company held by it on my/our behalf in respect of each resolution to be considered at the Annual General Meeting to be held in Amsterdam, The Netherlands on 15 August 2003 and at any adjournment of that meeting, as indicated on this form and to vote or abstain in respect of any procedural resolution as CDN thinks fit.

Notes on completing this Direction Form:

In order to direct CDN how to vote the shares underlying your CUFS holding in a particular manner, CUFS holders need only place a mark in the relevant box opposite each resolution. Your entire CUFS holding will then be voted in accordance with your direction.

CUFS holders wishing to apportion their vote must clearly enter the portion to be voted in a particular manner in the relevant box opposite each resolution. This may be done by specifying the number of shares underlying your CUFS holding or percentages of that holding.

If you vote in excess of 100% of your holding for a particular resolution, your vote on that particular resolution will be invalid.

If you mark more than one box for any particular resolution, except to show a portion in the manner discussed above, the vote on that resolution will be invalid.

If you mark the abstain box for a particular resolution, you are directing CDN not to vote on that resolution.

Only CUFS holders registered as at the close of business day in Sydney, Australia on 8 August 2003 shall be eligible to direct CDN to vote at the Annual General Meeting.

BUSINESS		FOR	AGAINST	ABSTAIN

Ordinary resolutions:

1	To receive and adopt the Company’s annual accounts for year ended 31 March 2003 as published in the English language	[ ]	[ ]	[ ]

2(a)	To re-elect Ms M Hellicar to the Supervisory and Joint Boards	[ ]	[ ]	[ ]

2(b)	To re-elect Mr M Gillfillan to the Supervisory and Joint Boards	[ ]	[ ]	[ ]

2(c)	To elect Mr P Cameron to the Supervisory and Joint Boards	[ ]	[ ]	[ ]

2(d)	To elect Mr D McGauchie to the Supervisory and Joint Boards	[ ]	[ ]	[ ]

3	To approve Messrs Cameron and McGauchie as participants in the Supervisory Board Share Plan	[ ]	[ ]	[ ]

Please turn over and continue to complete the reverse side of this form

James Hardie Industries N.V. Direction Form continued

BUSINESS		FOR	AGAINST	ABSTAIN

Ordinary resolutions:

4	To elect Mr F Zwinkels as a member of the Managing Board	[ ]	[ ]	[ ]

5	To renew the authority for acquisition by the Company of its own shares	[ ]	[ ]	[ ]

Special resolutions:

6	To increase the nominal value of shares and to convert the share premium	[ ]	[ ]	[ ]

7	To approve a reduction of capital	[ ]	[ ]	[ ]

Ordinary resolution:

8	To provide authorisations necessary to amend the Articles of Association	[ ]	[ ]	[ ]

If no direction is given above for a particular resolution, I/we authorise CHESS Depository Nominees Pty Limited to abstain from voting in respect of my/our entire holding on that resolution to be considered at the Annual General Meeting to be held in Amsterdam, The Netherlands and at any adjournment of that meeting.

Notes on signing:

Each CUFS holder must sign this form.

Joint holdings: if a CUFS holding is held in more than one name, each CUFS holder must sign this form.

Companies: only duly authorised officers can sign on behalf of a company. Please indicate the office held by the signatory (ie director and director, or director and secretary or sole director) by signing in the appropriate place.

Power of Attorney: if signing under a power of attorney which has not yet been lodged with Computershare Investor Services Pty Limited, you must attach a certified photocopy of the power of attorney when returning this form.

Individual or CUFS holder 1	CUFS holder 2	CUFS holder 3

[ ]	[ ]	[ ]

Individual/Sole Director	Director	Director/Company Secretary

[ ]	[ ]	[ ]

Contact name	Contact daytime telephone	Dated

Notes on lodgement:

In order to be effective, this form, together with the power of attorney or other authority (if any) under which it is signed must be either:

(a)	lodged at the Information Meeting to be held in the Grand Ballroom at the Four Seasons Hotel, 199 George Street, Sydney NSW, Australia, commencing at 9.30am on 13 August 2003;

or

(b)	sent by post in the envelope provided or be posted to Computershare Investor Services Pty Limited, GPO Box 7045, Sydney NSW 1115, Australia or delivered to Level 3, 60 Carrington Street, Sydney NSW Australia, or return it by facsimile to (02) 8235 8220 inside Australia or +612 8235 8220 outside Australia.

Completed Direction Forms must be received by Computershare Investor Services Pty Limited in Sydney, Australia no later than 3pm (AEST) on 13 August 2003.